

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 1, 2009

Mr. Mark S. Ordan
Chief Executive Officer
Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, Virginia 22102

      RE: **Sunrise Senior Living, Inc.**
              Definitive Proxy Statement on Schedule 14A
              Filed October 19, 2009
              File No. 001-16499

Dear Mr. Ordan:

      We have limited our review of your filing to the issues raised by the comments below. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Corporate Governance, page 6

Director Independence, page 11

      1.   We note a recent media report regarding a vacation home sale in 1998 and a related mortgage financing between Paul Klaassen, your Non-Executive Chair and Thomas Donohue, a member of your Board of Directors. Please advise whether the mortgage has been repaid and if so, when, and whether Sunrise was a party to either transaction. We also note that your Board of Directors determined that Mr. Donohue meets the criteria for independence under the New York Stock Exchange listing standards. Please advise whether the home sale and mortgage transactions were considered by the Board of Directors in determining that Mr. Donohue is an independent director.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Mark S. Ordan
Sunrise Senior Living, Inc.
December 1, 2009
Page 3

        Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director